INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

September 5, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Horizon Spin-off and Corporate Restructuring Fund

Ladies and Gentlemen:

This letter is in response to the additional comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 28, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Horizon Spin-off and Corporate Restructuring Fund (the “Fund”), a series of the Registrant.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies
1.  Further clarify why a “shareholder activist holding company” is not too broad of a term for the 80% name rule test.

Response:   The Registrant has amended the disclosure to clarify the investments to be included as shareholder activist holding companies as follows:

“Under normal market conditions, the Fund will pursue its investment objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of spin-off companies, companies subject to other forms of corporate restructuring, parents of any such companies, and publicly traded shareholder activist holding companies which, by way of their shareholder ownership in other companies, have caused such other companies to undergo spin-offs and other forms of corporate restructurings.”

2.  In regards to the “prior to” language, clarify how far in advance the Fund will invest in the shareholder activist holding companies.

Response:   The Registrant has removed the “prior to” language and clarified that an investment will occur only after a formal public disclosure of a spin-off or corporate restructuring and has amended the language as follows:

“The Fund may invest in a parent company of a spin-off company or a company subject to a corporate restructuring, or a publicly traded shareholder activist holding company which has caused such other companies to undergo the spin-off or corporate restructuring, after the public disclosure of the planned spin-off or corporate restructuring, during the spin-off or corporate restructuring process, or after the actual spin-off or corporate restructuring.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 385-5770.  Thank you.

Sincerely,

/s/Kiran Dhillon
Kiran Dhillon, Esq.
Investment Managers Series Trust
Assistant Secretary